UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 29, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Chesapeake Midstream Partners, L.P.

File No. 333-164905 - CF#25056

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Chesapeake Midstream Partners, L.P. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on February 16, 2010, as amended.

Based on representations by Chesapeake Midstream Partners, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through July 29, 2020
Exhibit 10.3	through July 29, 2020
Exhibit 10.4	through July 29, 2020
Exhibit 10.8	through September 30, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel